JOSEPH STONE CAPITAL, LLC

200 Old Country Rd, Suite 610,

Mineola, NY 11501

May 12, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Taylor Beech

Re:	Visionary Education Technology Holdings Group Inc.
Registration Statement on Form F-1
File No. 333-263290

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Beech:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Joseph Stone Capital, LLC (“JSC”), as representative of the underwriters of the offering, hereby joins the request of Visionary Education Technology Holdings Group Inc. that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it may become effective at 4:30 p.m., Eastern Daylight Time, on Monday, May 16, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that approximately 300 copies of the preliminary prospectus dated May 02, 2022, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

JOSEPH STONE CAPITAL, LLC

/s/ Damian Maggio
Damian Maggio
Chief Executive Officer